Filed by General Electric Company

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934, as amended

Subject Company: General Electric Company

Commission File No.: 001-00035

Date: May 21, 2018

The following communication was made available by General Electric Company:

All Aboard: GE Merges Its Storied Locomotive Business With Wabtec In A Deal Valued At Approximately $11.1 Billion

By Tomas Kellner

One of the key innovations that helped transform New York’s Grand Central Terminal from a sprawling, smoke-belching eyesore into “not only the greatest station in the United States, but the greatest station, of any type, in the world,” was a powerful electric engine GE developed in 1908. The machine forever altered Manhattan’s landscape, and it propelled GE Transportation to become one of the largest makers of locomotives in the world.

On Monday, the century-old GE business, which also makes engines for ships, mining, and stationary drill equipment and innovative technology, rounded a new bend. GE said that it would merge the division with Wabtec Corporation, based in Wilmerding, Pennsylvania, in a deal valued at approximately $11.1 billion. Under the agreement, which has been approved by the boards of directors of GE and Wabtec, GE will receive $2.9 billion in cash at closing, and the company and its shareholders will get a 50.1 percent stake in the combined company. Wabtec shareholders will hold the remaining 49.9 percent. The companies said the merger would make the combined business “a Fortune 500, global transportation leader in rail equipment, software and services, with operations in more than 50 countries.”

GE Chairman and CEO John Flannery said that the combined businesses would have $8 billion in revenues, “unmatched global installed base, and a leading position in key freight rail and transit geographies worldwide.” Flannery added that the announcement also marked “an important step in GE’s evolution to make our company simpler and stronger.” The transaction is expected to close in early 2019.

GE Transportation has a long history of innovation. A few years ago, it unveiled the first freight train engine that meets the U.S. government’s strict Tier 4 emission standards, and it has received $3.6 billion in orders in the last two quarters. This spring, for example, it signed a $1 billion deal that includes plans to upgrade and build new locomotives for Ukraine. The business reported $800 million in profit on revenues of $4.2 billion on 2017.

But GE Transportation has also expanded heavily into software and the lucrative business of locomotive upgrades. Over the last decade, GE Transportation has “transformed” more than 2,000 locomotives for close to 40 customers around the world, and the company has orders for some 1,000 more from large railroad operators like Norfolk Southern, Canadian Pacific and others. An overhaul can lower the amount of fuel the locomotives need by 10 percent, increase reliability by 40 percent and boost their ability to haul cargo by 50 percent.

The company’s order backlog of approximately $18 billion includes about 1,800 new locomotives and approximately 1,000 waiting to be modernized.

New and overhauled GE locomotives come laden with sensors monitoring between 50 to 250 parameters, including vibrations, engine temperature, voltage and pressure. A set of GE algorithms then crunches the information and flags potential problems to operators working at several mission-control-like centers located around the world. “This strategic combination is an excellent fit and will create a global industry leader in transportation and logistics,” Flannery said.

With some 18,000 employees, Wabtec is a global provider of equipment and systems services for transit and freight rail. Through its subsidiaries, the company manufactures a range of products for locomotives, freight cars and passenger transit vehicles. The company also builds new switchers — locomotives used to move cars around in railyards — and commuter locomotives. It also provides aftermarket services.

The merger is also a nice twist on history. When GE was bidding to electrify Grand Central, it was competing with George Westinghouse, whose name provided the W in Wabtec, once known as the Westinghouse Air Brake Company. More than a century later, Westinghouse and his archrival and GE founder Thomas Edison are finally on the same team.

Additional Information and Where to Find It

In connection with the proposed transaction between GE and Wabtec, Transportation Systems Holdings Inc., a wholly owned subsidiary of GE created for the transaction (“SpinCo”), will file with the SEC a registration statement on Form S-4/S-1 containing a prospectus or a registration statement on Form 10 and Wabtec will file with the SEC a registration statement on Form S-4 that will include a combined proxy statement/prospectus. If the transaction is effected via an exchange offer, GE will also file with the SEC a Schedule TO with respect thereto. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents GE, Wabtec and/or SpinCo may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, AND OTHER DOCUMENTS FILED BY GE, WABTEC OR SPINCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of these materials and other documents filed with the SEC by GE, Wabtec and/or SpinCo through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by GE, Wabtec and/or SpinCo with the SEC from the respective companies by directing a written request to GE and/or SpinCo at General Electric Company, 41 Farnsworth Street, Boston, Massachusetts 02210 or by calling 617-443-3400, or to Wabtec at Wabtec Corporation, 1001 Air Brake Avenue, Wilmerding, PA 15148 or by calling 412-825-1543.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell, any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. GE, Wabtec, SpinCo, their respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from shareholders of Wabtec in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the relevant materials when filed with the SEC. Information regarding the directors and executive officers of GE is contained in GE’s proxy statement for its 2018 annual meeting of stockholders, filed with the SEC on March 12, 2018, its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 23, 2018, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, which was filed with the SEC on May 1, 2018 and certain of its Current Reports filed on Form 8-K. Information regarding the directors and executive officers of Wabtec is contained in Wabtec’s proxy statement for its 2018 annual meeting of stockholders, filed with the SEC on April 5, 2018, its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 26, 2018, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 which was filed with the SEC on May 4, 2018 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

Caution Concerning Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between GE and Wabtec. All statements, other than historical facts, including statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction, including future financial and operating results, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements.

Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Wabtec may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by GE or Wabtec, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of GE, Wabtec and SpinCo; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions; (13) actions by third parties, including government agencies; and (14) other risk factors as detailed from time to time in GE’s and Wabtec’s respective reports filed with the SEC, including GE’s and Wabtec’s annual reports on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Neither GE nor Wabtec undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.